UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
Stratasys Ltd.
(Exact name of registrant as specified in its charter)

Israel	001-35751	Not Applicable
(State or other jurisdiction of	Commission file number	(IRS Employer
incorporation or organization)		Identification No.)

c/o Stratasys, Inc.	1 Holtzman Street, Science Park
5995 Opus Parkway	P.O. Box 2496
Minnetonka, Minnesota 55343	Rehovot, Israel 76124
(952) 937-3000	+972-74-745-4300
(Address of principal executive offices)
Vered Ben Jacob, Esq., Chief Legal Officer, +972-74-745-4029
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
In accordance with the requirements of Item 1.01(c) of Form SD, Stratasys Ltd. (“Stratasys”) has posted the Conflict Minerals Report filed as Exhibit 1.01 hereto to its publicly available website at http://www.stratasys.com/corporate/investor-relations/financial-information/sec-filings. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02 Exhibit
Stratasys has filed its Conflict Minerals Report as Exhibit 1.01 hereto as required by Item 1.01 of Form SD.

Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 — Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this report:

Exhibit 1.01 —	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Stratasys Ltd.

May 19, 2026	By:	/s/ Eitan Zamir
Name: Eitan Zamir
Title: Chief Financial Officer

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